SFG SECURITIES, INC.

(SEC I.D. No. 8-65163)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2020

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 65163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SFG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Wanaque Avenue, Suite 300
(No. and Street)

Pompton Lakes	New Jersey	07442-2130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vasken H. Setrakian — (212) 683-0793
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC.
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vasken Setrakian, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SFG Securities, Inc. (Company), as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vasken Setrakian, President

Notary Public

NEBRISSA SONG
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50063325
My Commission Expires 7/3/2022

Sworn to and subscribed before me this 22 day of Feb, 20 21

This report contains (check all applicable boxes)

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Changes in Financial Condition.
- (x) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shreholders
of SFG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SFG Securities, Inc. as of December 31, 2020, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SFG Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SFG Securities, Inc.'s management. Our responsibility is to express an opinion on SFG Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SFG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of SFG Securities, Inc.'s financial statements. The supplemental information is the responsibility of SFG Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as SFG Securities, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 16, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

SFG SECURITIES, INC.
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	9,550
Prepaid Expenses		1,075
Total Assets	$	10,625
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,250
Total Liabilities		1,250
Stockholder's Equity		
Common stock - no par value		
1,500 shares authorized,		
1 share issued and outstanding		1
Additional paid-in capital		126,999
Accumulated (deficit)		(117,625)
Total Stockholder's Equity		9,375
Total Liabilities and Stockholder's Equity	$	10,625

See accompanying notes to the financial statements.

SFG SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2020

Revenue:	$	-
Expenses:		
Insurance expense		472
Office Expense		212
Professional fees		6,713
Regulatory fees		3,547
Rent Expense		1,200
Telephone Expense		577
Total Expenses		12,721
Income Before Taxes		(12,721)
Provision for Income Taxes		1,641
Net Loss	$	(14,362)

See accompanying notes to the financial statements.

SFG SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended Decmeber 31, 2020

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balances, January 1, 2020	$ 1	$ 111,999	$ (103,263)	$ 8,737
Shareholder contribution		15,000		15,000
Net (loss) for the year	-	-	(14,362)	(14,362)
Balances, December 31, 2020	$ 1	$ 126,999	$ (117,625)	$ 9,375

See accompanying notes to the financial statements.

SFG SECURITIES, INC.

Statement of Cash Flows

For the Year Ended Decmeber 31, 2020

Cash Flows From Operating Activities:		
Net (Loss)	$	(14,362)
Adjustments to reconcile net loss to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		1,240
Increase in accounts payable and accrued expenses		150
Net cash (used) by operating activities		(12,972)
Cash flows from financing activities:		
Stockholder contribution		15,000
Net cash provided by financing activities		15,000
Net increase in cash		2,028
Cash at beginning of year		7,522
Cash at end of year	$	9,550

See accompanying notes to to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SFG Securities, Inc. ("Company") was formed November 29, 2001 in the State of Delaware as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. (SIPC). The Company is a wholly-owned subsidiary of Setrakian Financial Group LLC.

The Company is a limited purpose broker dealer, engaged in the private placement of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contracts with Customers

The Company provides private placement of securities services to its customers. Revenue for private placement services is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

For the year ended December 31, 2020, the Company did not have earned income.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2020, the Company had net capital of $8,300, which was $3,300 in excess of the amount required. The Company's aggregate indebtedness to net capital ratio was 0.15 to 1.

NOTE 4 - INCOME TAXES

The Company's financial statements are prepared using the accrual basis of accounting and the tax return is prepared using the cash basis of accounting. At December 31, 2020, there were no significant differences between book net income and tax net income.

NOTE 4 - INCOME TAXES - CONTINUED

As of December 31, 2020 the Company had a federal net operating loss (NOL) carry forward of \$116,398. This NOL carryforward can be carried forward indefinitely, however, is limited to 80% of taxable income in any year. For NJ the Company had a net operating loss of \$80,227. This NOL carryforward would expire in 2039. Management believes that it is more likely than not that the benefit from these NOL carryforwards will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax assets related to these NOL carryforwards.

The Company is no longer subject to federal, state or local tax obligation by taxing authorities for years before 2017.

NOTE 5 - OPERATING LEASE

The Company's leases its offices at a monthly rent of \$100 per month, for the leased premises at 200 Wanaque Ave., Pompton Lakes, NJ. from a related party. The lease agreement ended on December 31, 2020, a new agreement was entered into ending December 31, 2021 at the same monthly rent of \$100 per month. The Company elected to account for short-term lease payments in the operating statement on a straight line basis over the term of the lease. Lease payments for the year ended December 31, 2020 were \$1,200.

NOTE 6 - RELATED PARTY TRANSACTIONS

Setrakian Financial Group LLC, the holding company, made a \$15,000 contribution to capital during the year ending December 31, 2020. As disclosed in note 5, the company also leases its office space from a related party.

NOTE 7 – RISKS AND UNCERTAINTIES

The Covid-19 pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2021, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

SFG SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2020

Total stockholder's equity qualified for net capital	$	9,375
Deductions and/or charges		
Non-allowable assets:		
Prepaid Expense		1,075
Total deductions and/or charges		1,075
Net capital before haircuts on securities		8,300
Haircuts on securities		-
Net capital	$	8,300
Aggregate indebtedness		
Accounts payable and accrued expenses	$	1,250
Total aggregate indebtedness	$	1,250
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	3,300
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	2,300
Ratio of aggregate indebtedness to net capital		0.15 to 1

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2020, as reported by SFG Securities, Inc. on Form x-17A-5 Part IIA

See notes to the financial statements and report of independent registered public accounting firm.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SFG Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) SFG Securities, Inc. identified The Company had no obligations under the provisions of 17 C.F.R. § 240.15c3-3 as (1) the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and (2) the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for our to customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception. SFG Securities, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SFG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 16, 2021

SFG SECURITIES, INC.'s Exemption Report

200 WANAQUE AVENUE, SUITE 300, POMPTON LAKES, NJ 07442

Exemption Report January 1, 2020 through December 31, 2020.

SFG SECURITIES, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SFG SECURITIES, INC. I, Vasken Setrakian swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] Feb 16, 2021

Vasken Setrakian, President Dated: